UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 16, 2026, Mr. Hong Khay Kuan, a member of the board of directors (the “Board”) of VCI Global Limited, a British Virgin Islands business company (the “Company”), tendered his resignation as an executive director of the Board, effective March 16, 2026. The resignation of Mr. Hong Khay Kuan was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-282353 and File No. 333-279521) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

2